

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2021

Raymond Fu
Chief Executive Officer
Uonlive Corporation
1107, Lippo Centre Tower 1
89 Queensway
Admiralty, Hong Kong

> **Re: Uonlive Corporation**
> **Amendment No. 2 to**
> **Registration Statement on Form 10-12G**
> **Filed March 11, 2021**
> **File No. 000-26119**

Dear Mr. Fu:

We have reviewed your amended registration statement and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Amendment No. 2 to Registration Statement on Form 10-12G

General

1.   It appears that your filing does not comply with the requirements of the Exchange Act, the rules and regulations under the Act and the requirements of the form. Specifically, your financial statements do not meet the updating requirements of Rule 8-08 of Regulation S-X. As such, we will defer further review of your filing until you have provided the necessary financial statements.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Timothy Lam